Exhibit 99.1

Investor News	Fresenius Medical Care AG & Co. KGaA
Investor Relations
Else-Kröner-Str. 1
D-61352 Bad Homburg

Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
	E-mail:	ir@fmc-ag.com

North America:
Terry Proveaux
	Phone:	+ 1 800 948 2538
	Fax:	+ 1 615 345 5605
	E-mail:	ir@fmc-ag.com

Internet: http://www.fmc-ag.com

February 01, 2007

Fresenius Medical Care and Amgen Enter New Commercial
Collaboration in Europe

Bad Homburg, Germany – Fresenius Medical Care, the world’s leading renal therapy company, today announced that it has entered into a new agreement with Amgen Europe (Amgen) for Aranesp (darbepoetin alfa).

Under the agreement, Fresenius Medical Care will devote efforts to assist Amgen in disseminating scientific information regarding the treatment of anemia to nephrologists and other dialysis experts. Amgen and its representatives are and will remain solely responsible for the product. The new agreement runs for three years.

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Patients with chronic kidney disease on dialysis and not on dialysis often suffer from complications such as anaemia, which occurs when failing kidneys no longer produce sufficient erythropoietin, a hormone that stimulates the production of oxygen-carrying red blood cells. Aranesp is a novel recombinant erythropoiesis stimulating protein (ESP) that stimulates erythropoiesis to produce red blood cells. Aranesp has a proven tolerability and proven efficacy, across all stages of chronic kidney disease.

Dr. Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: “We are pleased to partner with Amgen on an expanded scale to further improve medical outcomes for dialysis patients in Europe. Amgen and Fresenius Medical Care are well known for their commitment to developing and establishing new therapies for the benefit of patients with end-stage renal disease. Furthermore, this agreement clearly advances our renal drug initiatives and emphasizes the position of both companies as leaders in nephrology innovation.”

***

Aranesp is a trademark of Amgen Inc.
Aranesp Summary of Product Characteristics. European Medicines Agency.
www.emea.eu.int/humandocs/Humans/EPAR/aranesp/aranesp.htm (Accessed 28th November 2006)

About Fresenius Medical Care
Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,400,000 individuals worldwide. Through its network of 2,085 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 161,433 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products). Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS-p). For more information about Fresenius Medical Care visit the Company’s website at www.fmc-ag.com.

About Amgen
Amgen discovers, develops and delivers innovative human therapeutics. A biotechnology pioneer since 1980, Amgen was one of the first companies to realize the new science’s promise by bringing safe and effective medicines from lab, to manufacturing plant, to patient. Amgen therapeutics have changed the practice of medicine, helping millions of people around the world in the fight against cancer, kidney disease, rheumatoid arthritis, and other serious illnesses. With a broad and deep pipeline of potential new medicines, Amgen remains committed to advancing science to dramatically improve people’s lives. For more information about Amgen visit the Company’s website at www.amgen.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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